Exhibit 2.1

ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into as of October 24, 2003, by and among Healthtrac, Inc., a Canadian corporation (the “Seller”) and Ultra Communications, Inc., a Delaware corporation, (the “Buyer”).

RECITALS

     WHEREAS, Seller owns and operates NorthNet Telecommunications, Inc. d/b/a “NorthStar Telesolutions” an Illinois corporation (“Call Center” or “NorthStar”) engaged in the provision of Call Center services, as a wholly owned subsidiary of Seller;

     WHEREAS, Seller is primarily engaged in the provision of health management services, and does not wish to continue to provide Call Center services;

     WHEREAS, NorthStar’s historical financial results have not provided Seller with monthly income distributions from operating results, and have instead caused Seller to incur losses;

     WHEREAS, Seller has recently experienced cash flow shortages, and seeks to raise additional working capital to fund, operate and expand its health management services business; seeks to reduce its overall operating expenses; and wishes to divest itself of the Call Center business operated under its NorthStar subsidiary for the purpose of focusing its operations solely upon its health management business;

     WHEREAS, the principal shareholders of Buyer, Josh Thackery (“Thackery”) is an officer of the Seller;

     WHEREAS, Thackery has presented Buyer’s proposal to purchase certain NorthStar assets to the Seller’s Board of Directors;

     WHEREAS, Seller’s Board of Directors has fully considered and approved the sale of certain NorthStar assets to Buyer, upon the terms and conditions set forth herein; and

     WHEREAS, Seller desires to sell to Buyer and Buyer desire to purchase from Seller, such business assets, together with Seller’s intellectual property rights pertaining thereto all as described in Exhibit A hereto (collectively, the “Assets”) on the terms and subject to the conditions hereinafter set forth.

AGREEMENTS

     NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound, the parties hereto hereby agree as follows:

     SECTION 1. SALE OF ASSETS. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined below), Seller shall sell, convey, assign, grant, transfer and deliver to Buyer, and Buyer shall purchase, acquire and receive from Seller the “Purchased Assets” (as defined in Section 1.2 of this Agreement), free and clear of all inter-company or third party debts, state and federal tax obligations, liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances, claims and financial liabilities of every kind, nature or character (collectively the “NorthStar Liabilities”).

     1.1 Allocation of Price. The parties shall agree, reasonably promptly after Closing, on an allocation of the Price among the Assets deemed to have been sold hereunder (the “Allocations”). The Allocations shall be reasonable and shall be determined in accordance with Section 1060 of the Code and the applicable Treasury Regulations thereunder. The parties shall cooperate in the preparation of any forms or reports, including IRS Form 8594, required to be filed pursuant to Code Section 1060.

     1.2 Purchased Assets. On the terms and subject to the satisfaction or waiver of the conditions set forth herein, at the Closing, Seller will sell and convey to Buyer, and Buyer will purchase and acquire from Seller, free and clear of all encumbrances (except for permitted exceptions and permitted encumbrances), all of the assets and properties of Seller of every kind and description, wherever located, real, personal or mixed, tangible or intangible, related to the Call Center as the same exist on the Closing Date, (collectively, the “Purchased Assets”), including all right, title and interest of Seller in, including the following assets of NorthStar:

(i) all of the assets reflected on the October 24, 2003 Balance Sheet of NorthStar except those disposed of or converted into cash after October 24, 2003 in the ordinary course of business;

(ii) all real property;

(iii) all equipment;

(iv) all inventory;

(v) all other tangible assets used in connection with the operations of NorthStar, including office furniture, office equipment and office supplies;

(vi) all intellectual property relating to the operations of NorthStar and the goodwill associated therewith, including intellectual property rights and the name “NorthStar Telecommunications” and any derivations thereof and associated logos;

(vii) all receivables;

(viii) all of the books, records, manuals, documents, books of account, correspondence, sales and credit reports, supplier lists, customer lists, distributor lists, bid and quote information, literature, catalogs, brochures, advertising material and the like which are used primarily in the Business, except for employee records of persons who do not become employees of Buyer at the Closing (including personnel files, employee medical files, and workers’ compensation files), and affirmative action plans of Seller;

(x) all leases and leased property;

(xi) all contracts;

(xii) all computer equipment and all computer programs and documentation used primarily in the operations of NorthStar;

(xiii) all permits, other than those that cannot be lawfully transferred;

(xiv) all goodwill associated with NorthStar;

(xv) all other assets, tangible or intangible, owned by Seller and relating to NorthStar, including all past, present and future claims, choses in action and rights of action by Seller against third parties relating to the Business or any of the Purchased Assets arising from events, acts, omissions or circumstances on or prior to the Closing Date.

     Section 1.3 Assumed Liabilities.

     As partial consideration for consummation of the transactions contemplated hereby, at the Closing, Buyer shall assume and agree to thereafter perform when due and discharge, the following debts, obligations and liabilities of Seller relating to the Purchased Assets (the “Assumed Liabilities”) and no other liabilities or obligations of Seller:

(a) those liabilities, obligations, costs and expenses which arise out of the performance of purchased contracts, leases and permits on or after the Closing Date to the extent that such contracts, leases and permits are assigned to Buyer hereunder in compliance with any required consents of other parties or consents or approvals of governmental authorities, except (A) in each case, to the extent such liabilities and obligations, but for a breach or default by Seller would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such breach or default and (B) in each case, to the extent such liabilities and obligations would be required to be reflected on a balance sheet as of Closing Date with respect to the Purchased Assets prepared in accordance with GAAP and were not so reflected in the Closing Date Pro Forma Balance Sheet and not taken into account as a deduction in determining the Change in Adjusted Working Capital in connection with the determination of the Purchase Price;

(b) the accounts payable and all other liabilities of Seller included as dollar amounts in the Closing Date Pro Forma Balance Sheet (including any outstanding checks included in the dollar amount of accounts payable reflected in the Closing Date Pro Forma Balance Sheet);

(c) all liabilities or obligations explicitly undertaken or assumed by Buyer pursuant to the other provisions of this Agreement;

     Section 1.4 Excluded Liabilities.

Seller shall retain all debts, obligations and liabilities (known, unknown, fixed, contingent or otherwise) other than the Assumed Liabilities (the “Excluded Liabilities”), and notwithstanding anything to the contrary in Section 1.3, none of the following shall be Assumed Liabilities for the purposes of this Agreement:

(a) all liabilities in respect of taxes for which Seller is liable;

(b) obligations or expenses of Seller in connection with the transactions contemplated hereby, including legal and accounting fees and expenses and investment banking fees due (except such fees and expenses as Seller is entitled to receive from Buyer and that arise out of a breach of this Agreement, enforcement of this Agreement, indemnification pursuant to this Agreement, and similar matters);

(c) all intercompany accounts and other liabilities or obligations to Healthtrac Inc. or any of its respective affiliates;

(d) accrued liabilities or payables of any kind required to be reflected on the Closing Date Pro Forma Balance Sheet which were not reflected thereon as a dollar amount;

SECTION 2. CONSIDERATION FOR TRANSFER OF THE ASSETS

     2.1 PURCHASE PRICE. Subject to the terms and conditions of this Agreement, in consideration of the transfer of the Assets, Buyer shall pay to Seller $250,000 to acquire all right, title and interest to the Assets.

SECTION 3. THE CLOSING.

     3.1 THE CLOSING. The closing of the transactions contemplated hereby (the “Closing”) shall be held at the Corporate Headquarters of Seller, 539 Middlefield Road, Redwood City, California at 10:00 a.m. Pacific Time on October 24, 2003 (the “Closing Date”) or such other place, time and date as Buyer and Seller may mutually select. The time and date on which the Closing is actually held is referred to herein as the “Closing Date.”

     3.2 DOCUMENTS TO BE DELIVERED AT CLOSING. On the Closing Date, subject to the terms and conditions of this Agreement, Seller shall deliver to Buyer such bills of sale, assignments, endorsements and other recordable instruments of assignment, transfer and conveyance, in form and substance reasonably satisfactory to Buyers, as shall be effective to vest in Buyers all of the right, title and interest of Seller in and to the Assets free and clear of all Liabilities.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF SELLER.

     Seller hereby represents and warrants to Buyer as follows:

     4.1 ORGANIZATION; POWER; GOOD STANDING. Healthtrac, Inc. is a corporation duly organized, validly existing and in good standing under the laws of Canada; the Seller has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure so to qualify could have a material adverse effect on Seller, taken as a whole, or title or right to the Assets.

     4.2 AUTHORITY, APPROVAL AND ENFORCEABILITY.

(a) The Seller has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all corporate action of Seller necessary for such execution delivery and performance has been duly taken.

(b) This Agreement is a legal, valid and binding obligation of the Seller, and, upon due execution and delivery by the parties thereto, all agreements, instruments and documents to be executed by Seller in connection with the transactions contemplated hereby will be legal, valid and binding obligations of the Seller, each enforceable against the Seller in accordance with its respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

     4.3 NO CONFLICT. The execution and delivery by the Seller of this Agreement and any other agreements, instruments and documents to be executed and delivered by the Seller pursuant hereto do not, and the performance and consummation by the Seller of the transactions contemplated hereby and thereby will not, conflict with or result in any breach or violation of or default, termination, forfeiture or lien under (or upon the failure to give notice or the lapse of time, or both, result in any conflict with, breach or violation of or default, termination, forfeiture or lien under) any terms or provisions of Seller’s charter documents, each as amended, or any statute, rule, regulation, judicial or governmental decree, order or judgment, to which the Seller is a party or to which the Seller or the Assets are subject.

     4.4 NO CONSENT REQUIRED. No consent, authorization, approval, order, license, certificate or permit or act of or from, or declaration or filing with, any foreign, federal, state, local or other governmental authority or regulatory body or any court or other tribunal to which the Seller or the Assets are subject is required for the execution, delivery or performance by the Seller of this Agreement or any of the other agreements, instruments and documents being or to be executed and delivered hereunder or in connection herewith or for the consummation of the transactions contemplated hereby or thereby.

     4.5 TITLE TO ASSETS. Seller has good and marketable title to the Assets, free and clear of all NorthStar Liabilities. Upon delivery by the Seller to the Buyer of the Assets at Closing, Buyer will acquire good and marketable title to the Assets free and clear of any and all NorthStar Liabilities.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF BUYER.

     As a material inducement to the Seller to enter into this Agreement, Buyer represents and warrant to the Seller as follows:

     5.1 AUTHORITY, APPROVAL AND ENFORCEABILITY.

(a) Buyer has full power and authority to execute, deliver and perform the obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all action of Buyer necessary for such execution, delivery and performance has been duly taken.

(b) This Agreement is a legal, valid and binding obligation of the Buyer, and, upon due execution and delivery by the parties thereto, all agreements, instruments and documents to be executed by Buyers in connection with the transactions contemplated hereby will be legal, valid and binding obligations of Buyer, each enforceable against the Buyer in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

     5.2 NO CONFLICT. The execution and delivery by the Buyer of this Agreement and any other agreements, instruments and documents to be executed and delivered by the Buyer pursuant hereto do not, and the performance and consummation by Buyer of the transactions contemplated hereby and thereby will not, conflict with or result in any breach or violation of or default, termination, forfeiture or lien under (or upon the failure to give notice or the lapse of time, or both, result in any conflict with, breach or violation of or default, termination, forfeiture or lien under) any terms or provisions of Buyer’s charter documents, each as amended, or any statute, rule, regulation, judicial or governmental decree, order or judgment, agreement, lease or other instrument to which the Buyer is a party or to which Buyer or its assets are subject that has or is likely to have a material adverse effect on the business, assets, operations or financial condition of the Buyer.

     5.4 NO CONSENT REQUIRED. No consent, authorization, approval, order, license, certificate or permit or act of or from, or declaration or filing with, any foreign, federal, state, local or other governmental authority or regulatory body or any court or other tribunal or any party to any contract, agreement, instrument, lease or license to which the Buyer is a party or to which Buyer or its assets are subject that has or is likely to have a material adverse effect on the business, assets, operations or financial condition of the Buyer, is required for the execution, delivery or performance by Buyer of this Agreement or any of the other agreements, instruments and documents being or to be executed and delivered hereunder or in connection herewith or for the consummation of the transactions contemplated hereby.

SECTION 6. ADDITIONAL AGREEMENTS.

     6.1 BUY BACK OPTION. The parties acknowledge that Seller’s Board of Directors has agreed to divest NorthNet TeleSolutions in order to provide operating capital to Healthtrac, Inc. and Healthtrac Corp, and to further those purposes stated in the foregoing Recitals hereto. For a period of eight (8) months following the Closing Date (the “Buy Back Window”), Seller, at the discretion of its Board of Directors, will maintain the right to re-purchase from the Buyer the Assets, by payment of the original Purchase Price, plus interest based on a 15% annual percentage rate (APR) on the Purchase Price, calculated from the Closing Date. Seller is required to pay to Buyer the Purchase Price prior to the expiration of the Buy Back Window, or Seller will lose all re-purchase rights to the Assets conveyed by this Agreement. In the event that Seller exercises its re-purchase right as defined herein, Seller waives all rights to any and all earnings during the period wherein the Assets are owned by Buyer.

     6.2 FAIR MARKET VALUATION (“FMV”). For eight (8) months following the payment of the Purchase Price, Seller shall have reasonable access to the financial books and records of NorthStar for the period prior to the closing date for the purpose of conducting a Fair Market Valuation (the “FMV”) of the Assets, subject to reasonable confidentiality restrictions and at Seller’s expense. If any FMV conducted by the Seller results in a discrepancy between the Purchase Price and the FMV (the “Price

Discrepancy”) that is greater than ten thousand dollars ($10,000) (the “Minimum Purchase Price Discrepancy”), then Buyers shall either: (1) pay the Seller the determined Price Discrepancy within sixty (60) days, or (2) sell the Assets back to the Seller for the original Purchase Price plus interest as defined in section 6.1. The FMV shall be conducted by an independent third party, agreed to by Buyer and Seller.

     6.4 HOLDING PERIOD. During the first eight (8) months following the closing date, Buyer will not sell the Assets to any entity other than Seller.

     6.5 CONFIDENTIALITY. For a period of three years from the date of this Agreement, each party hereto shall hold in confidence and use its best efforts to have all of their respective employees, agents, representatives and affiliated companies hold in confidence all documents and other written material containing information of a confidential nature belonging to the other party (including, but not limited to, the intellectual property rights contained in the Assets), and, except as contemplated by this Agreement, shall not disclose, publish, use or permit others to use the same; provided, however, that the foregoing restriction shall not apply to any portion of the foregoing which: (i) becomes generally available to the public in any manner or form through no fault of either party, or their respective employees, agents or representatives; (ii) is released for disclosure by one party with the other party’s consent or (iii) when such disclosure is required by a court or a governmental agency or is otherwise required by law or is necessary in order to establish rights under this Agreement or any other agreements referred to herein.

     6.6 PAYMENT OF EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated and, except as otherwise may be expressly provided herein, each party shall pay its own fees, expenses and disbursements and those of its respective agents, representatives, consultants, accountants and counsel incurred in connection with this Agreement and all other costs and expenses incurred in the performance and compliance with all conditions to be performed by such party under this Agreement, except, Seller shall pay all legal fees incurred in connection with the sale of the Assets.

     6.7 SALES, TRANSFER AND USE TAXES. Seller shall pay all sales, transfer and use taxes arising out of the transfer of the Assets.

     6.8 INFORMATION RELATING TO TAXES. Seller shall furnish to Buyer from time to time after the Closing Date any information reasonably requested by Buyer which is in the possession of or reasonably available to Seller to permit Buyer: (1) to file on a timely basis its federal income tax returns and its estimated federal income tax returns and any other tax returns which may be required by any federal, state, local or foreign tax authority, and (2) to comply with orders issued by any federal, state, local or foreign governmental authority. Seller shall be solely responsible to file any and all state or federal tax returns of any type for NorthNet Telecommunications, Inc. due prior to the Closing Date, and to pay any and all state or federal taxes due for operations which took place prior to the Closing . Any Overlap Period shall be treated on a “closing of the books” basis as two partial periods, one ending at the close of the Closing Date and the other beginning on the day after the Closing Date, except that Taxes imposed on a periodic basis shall be allocated on a daily basis.

     6.9 FURTHER ASSURANCES. Seller, at any time after the Closing, at the request of Buyer and at Seller’s expense, shall execute, acknowledge and deliver any further assignments, conveyances and other assurances, documents and instruments of transfer, and will take any other action consistent with the terms of this Agreement, that may reasonably be necessary for the purpose of assigning, granting and confirming to Buyer all Assets to be conveyed pursuant to this Agreement.

SECTION 7. MISCELLANEOUS.

     7.1 ENTIRE AGREEMENT. This Agreement, including the schedules and exhibits hereto, contains the entire understanding among the parties hereto and with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, representations, inducements or conditions, express or implied, oral or written, except as set forth herein. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

     7.2 AMENDMENT AND WAIVER. This Agreement may not be modified, amended or supplemented other than by an agreement in writing executed by all parties hereto. No waiver shall be binding unless executed in writing by the party making the waiver. No waiver of any provisions, breach or default of this Agreement shall be deemed or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

     7.3 DELAYS OR OMISSIONS. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character of any breach, default or noncompliance under this Agreement or any waiver of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or otherwise afforded to any party, shall be cumulative and not alternative.

     7.4 ASSIGNMENT: BINDING UPON SUCCESSORS AND ASSIGNS. Neither party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     7.5 NOTICES. All notices, requests, demands and other communications required or permitted under this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given, made and received on the date when delivered by hand delivery with receipt acknowledged, or upon the next business day following receipt of telex or telecopy transmission, or upon the third day after deposit in the United States mail, registered or certified with postage prepaid, return receipt requested, addressed as set forth below:

     (a)  If to Buyer:

Ultra Communications, Inc. c/o Josh Thackery 125 Airport Parkway, Ste 110 Greenwood, IN 46143 Telephone: (317) 865-2420 Facsimile: (317) 865-2411

     (b)  If to Seller:

Healthtrac, Inc. c/o Bob Maul 539 Middlefield Road Redwood City, CA 94063 Telephone: (650) 839-5500 Facsimile (650) 366-0576

Any party may alter the addresses to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 7.5 for the giving of notice.

     7.6 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by any party to this Agreement or pursuant hereto shall survive the Closing. The representations and warranties hereunder shall not be affected or diminished by any investigation at any time by or on behalf of the party for whose benefit such representations and warranties were made.

     7.7 INCORPORATION OF SCHEDULES AND EXHIBITS. All schedules, exhibits and other documents and written information required to be delivered pursuant to this Agreement are incorporated into this Agreement by this reference and are warranted by the party or parties which deliver the same to be accurate and complete in all material respects.

     7.8 EXPENSES. Each party will bear its respective expenses and legal fees incurred with respect to this Agreement, and the transactions contemplated hereby.

     7.9 CAPTIONS. The captions contained in this Agreement are for convenience and reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

     7.10 SEVERABILITY. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of the void or unenforceable provision.

     7.11 GOVERNING LAW. In all respects, including all matters of construction, validity and performance, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws.

     7.12 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof shall bear the signatures of all of the parties indicated as the signatories hereto.

     7.13 ATTORNEYS’ FEES. In the event that any action or proceeding is brought by either party to enforce or interpret any provision, covenant or condition contained in this Agreement, the prevailing party in such action or proceeding (whether after trial or appeal) shall be entitled to recover from the party not prevailing its expenses therein, including reasonable attorneys’ fees and allowable costs.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

     BUYER:

By:	/s/ JOSH THACKERY

Josh Thackery

     SELLER:

By:	/s/ BOB MAUL

Bob Maul
Chairman of the Board

By:	/s/ Dr. James Fries

Dr. James Fries
Director

By:	/s/ Pierre Prefontaine

Pierre Prefontaine
Director

By:	/s/ Dr. Robert Baker

Dr. Robert Baker
Director
By:	/s/ Edward W. Sharpless

Edward W. Sharpless
Director